EXHIBIT 12.1

JPMORGAN CHASE & CO.

Computation of Ratio of Earnings to Fixed Charges

Nine Months Ended September 30, (in millions, except ratios)	2005

Excluding Interest on Deposits
Income before income taxes	$8,296

Fixed charges:
Interest expense	10,869
One-third of rents, net of income from subleases (a)	264

Total fixed charges	11,133

Add: Equity in undistributed loss of affiliates	96

Earnings before taxes and fixed charges, excluding capitalized interest	$19,525

Fixed charges, as above	$11,133

Ratio of earnings to fixed charges	1.75

Including Interest on Deposits
Fixed charges, as above	$11,133
Add: Interest on deposits	7,069

Total fixed charges and interest on deposits	$18,202

Earnings before taxes and fixed charges, excluding capitalized interest, as above	$19,525
Add: Interest on deposits	7,069

Total earnings before taxes, fixed charges and interest on deposits	$26,594

Ratio of earnings to fixed charges	1.46

(a)	The proportion deemed representative of the interest factor.